Largo Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(Expressed in thousands / 000's of U.S. dollars)

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Condensed Interim Consolidated Statements of Financial Position
		As at
		March 31,	December 31,
	Notes	2023	2022
Assets
Cash		$61,575	$54,471
Restricted cash		734	470
Amounts receivable	4	33,808	20,975
Inventory	5	56,853	64,221
Prepaid expenses		9,765	14,007
Total Current Assets		162,735	154,144
Other intangible assets	6	7,001	7,263
Mine properties, plant and equipment	7	186,573	175,237
Vanadium assets		23,100	14,510
Deferred income tax asset	13(b)	3,035	4,596
Total Non-current Assets		219,709	201,606
Total Assets		$382,444	$355,750
Liabilities
Current portion of lease liability		$586	$581
Accounts payable and accrued liabilities	8	25,005	26,634
Deferred revenue		2,266	1,698
Debt	9	9,000	4,000
Current portion of provisions		6,533	6,060
Total Current Liabilities		43,390	38,973
Lease liability		1,339	1,473
Non-current accounts payable and accrued liabilities	8	285	326
Long term debt	9	56,000	36,000
Provisions		4,544	4,424
Total Non-current Liabilities		62,168	42,223
Total Liabilities		105,558	81,196
Equity
Issued capital	10	411,957	411,646
Equity reserves	11	12,006	14,138
Accumulated other comprehensive loss		(107,284)	(112,165)
Deficit		(48,986)	(48,227)
Equity attributable to owners of the Company		267,693	265,392
Non-controlling Interest		9,193	9,162
Total Equity		276,886	274,554
Total Liabilities and Equity		$382,444	$355,750
Commitments and contingencies	7, 16

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2023 and 2022	1

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
		Three Months ended
		March 31,
	Notes	2023	2022

Revenues	18	$57,421	$42,688
Expenses
Operating costs	19	(45,931)	(28,958)
Professional, consulting and management fees		(5,539)	(5,916)
Foreign exchange gain (loss)		417	(1,467)
Other general and administrative expenses		(3,273)	(1,655)
Share-based payments	11	1,342	(810)
Finance costs	19	(1,426)	(177)
Interest income		712	184
Technology start-up costs		(2,769)	(2,970)
Exploration and evaluation costs		(239)	(105)
		(56,706)	(41,874)
Net income before tax		$715	$814
Income tax expense	13(a)	(333)	(602)
Deferred income tax expense	13(a)	(1,589)	(2,166)
Net loss		$(1,207)	$(1,954)
Other comprehensive income
Items that subsequently will be reclassified to operations:
Unrealized gain on foreign currency translation		4,881	26,612
Comprehensive income		$3,674	$24,658

Net loss attributable to:
Owners of the Company		$(1,238)	$(1,849)
Non-controlling interests		$31	$(105)
		$(1,207)	$(1,954)
Comprehensive income attributable to:
Owners of the Company		$3,643	$24,760
Non-controlling interests		$31	$(102)
		$3,674	$24,658
Basic loss per Common Share	12	$(0.02)	$(0.03)
Diluted loss per Common Share	12	$(0.02)	$(0.03)
Weighted Average Number of Shares Outstanding (in 000's)
- Basic	12	64,006	64,747
- Diluted	12	64,006	64,747

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2023 and 2022	2

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Condensed Interim Consolidated Statements of Changes in Equity
		Attributable to owners of the Company
		Issued	Equity	Accumulated Other		Non-controlling	Shareholders'
	Shares	Capital	Reserves	Comprehensive Loss	Deficit	interest	Equity
Balance at December 31, 2021	64,727	$415,982	$17,814	$(118,772)	$(49,327)	$-	$265,697
Grant of stock options and restricted share units	-	-	43	-	-	-	43
Share-based payments	-	-	767	-	-	-	767
Exercise of warrants	10	124	(34)	-	-	-	90
Exercise of restricted share units	79	1,094	(1,094)	-	-	-	-
Sale of non-controlling interest	-	-	-	-	-	250	250
Currency translation adjustment	-	-	-	26,609	-	3	26,612
Net loss for the period	-	-	-	-	(1,849)	(105)	(1,954)
Balance at March 31, 2022	64,816	$417,200	$17,496	$(92,163)	$(51,176)	$148	$291,505

Balance at December 31, 2022	64,006	$411,646	$14,138	$(112,165)	$(48,227)	$9,162	$274,554
Share-based payments	-	-	(1,821)	-	479	-	(1,342)
Exercise of restricted share units	25	311	(311)	-	-	-	-
Currency translation adjustment	-	-	-	4,881	-	-	4,881
Net (loss) income for the period	-	-	-	-	(1,238)	31	(1,207)
Balance at March 31, 2023	64,031	$411,957	$12,006	$(107,284)	$(48,986)	$9,193	$276,886

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2023 and 2022	3

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Condensed Interim Consolidated Statements of Cash Flows
		Three Months ended
		March 31,
	Notes	2023	2022
Operating Activities
Net loss for the period		$(1,207)	$(1,954)
Adjustment for Non-cash Items
Depreciation		8,044	4,723
Share-based payments	11	(1,342)	810
Unrealized foreign exchange loss (gain)		19	(589)
Finance costs	19	1,426	177
Interest income		(712)	(184)
Income tax expense	13(a)	333	602
Deferred income tax expense	13(a)	1,589	2,166
Cash Provided Before Working Capital Items		8,150	5,751
Change in amounts receivable		(12,523)	386
Change in inventory		6,798	(12,299)
Change in prepaid expenses		4,412	746
Changes in accounts payable and accrued liabilities and provisions		(2,452)	(234)
Change in deferred revenue		568	1,600
Net Cash Provided by (Used in) Operating Activities		4,953	(4,050)
Financing Activities
Receipt of debt	9	25,000	-
Interest received		712	184
Lease payments		(143)	(139)
Change in restricted cash		(264)	-
Sale of non-controlling interest		-	250
Issuance of common shares	11	-	90
Net Cash Provided by Financing Activities		25,305	385
Investing Activities
Intangible assets		(90)	(973)
Mine properties, plant and equipment		(14,726)	(3,295)
Vanadium assets		(8,590)	-
Net Cash Used in Investing Activities		(23,406)	(4,268)
Effect of foreign exchange on cash		252	2,537
Net Change in Cash		7,104	(5,396)
Cash position - beginning of the period		54,471	83,790
Cash Position - end of the period		$61,575	$78,394

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2023 and 2022	4

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1) Nature of operations

Largo Inc. ("the Company") is a producer and supplier of high-quality vanadium products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. The Company is also focused on the advancement of renewable energy storage solutions through Largo Clean Energy and its vanadium redox flow battery technology ("VRFB"), as well as providing investors with exposure to physical vanadium through Largo Physical Vanadium Corp. ("LPV"). In addition to advancing its US- based clean energy storage business, the Company is in the process of implementing an ilmenite concentration plant using feedstock from its existing operations. While the Company's Maracás Menchen Mine has reached commercial production, future changes in market conditions and feasibility estimates could result in the Company's mineral resources not being economically recoverable.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Stock Market ("Nasdaq"). The head office, principal address and records office of the Company are located at 55 University Avenue, Suite 1105, Toronto, Ontario, Canada M5J 2H7.

2) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on May 9, 2023.

3) Basis of preparation, significant accounting policies, and future accounting changes

The basis of presentation, and accounting policies and methods of their application in these unaudited condensed interim consolidated financial statements, including comparatives, are consistent with those used in the Company's audited annual consolidated financial statements for the year ended December 31, 2022 and should be read in conjunction with those statements.

These unaudited condensed interim consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol "C$" or "CAD" mean the Canadian dollar, references to the symbol "EUR" mean the Euro and references to the symbol "R$" or "BRL" mean the Brazilian real, the official currency of Brazil.

a) Critical judgements and estimation uncertainties

The preparation of unaudited condensed interim consolidated financial statements requires the Company's management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are disclosed in note 3(d) of the Company's audited annual consolidated financial statements for the year ended December 31, 2022. There have been no significant changes to the areas of estimation and judgment during the three months ended March 31, 2023.

b) Significant accounting policies

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2022.

Amendments to IAS 1, Presentation of Financial Statements, IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors and IAS 12, Income Taxes, became effective on January 1, 2023 with no impact on the Company's unaudited condensed interim consolidated financial statements.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2023 and 2022	5

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

4) Amounts receivable

	March 31,	December 31,
	2023	2022
Trade receivables	$30,299	$18,285
Current taxes recoverable - Brazil	1,645	2,156
Current taxes recoverable - Other	1,742	506
Other receivables	122	28
Total	$33,808	$20,975

5) Inventory

	March 31,	December 31,
	2023	2022
Finished products	$41,142	$48,546
Work-in-process	387	998
Stockpiles	92	284
Warehouse materials	15,232	14,393
Total	$56,853	$64,221

During the three months ended March 31, 2023, the Company recognized a net realizable value write-down of $107 for battery components (three months ended March 31, 2022 - $nil), with the write-down included in technology start-up costs. The value of battery components inventory at March 31, 2023 and December 31, 2022 was $nil. As inventory is sold, previously recorded net realizable value write-downs are reclassified from inventory write-down to direct mine and production costs or product acquisition costs as appropriate (note 19).

6) Other intangible assets

At March 31, 2023, the remaining estimated useful life of patents held by the Company was 7.75 years (December 31, 2022 - 8 years). At March 31, 2023, the remaining estimated useful life of capitalized software costs was 4.75 years (December 31, 2022 - 5 years).

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2023 and 2022	6

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Intellectual
	Property	Software	Total
Cost
Balance at December 31, 2021	$4,366	$-	$4,366
Additions	-	4,041	4,041
Balance at December 31, 2022	$4,366	$4,041	$8,407
Additions	-	49	49
Balance at March 31, 2023	$4,366	$4,090	$8,456
Accumulated Depreciation
Balance at December 31, 2021	$437	$-	$437
Depreciation	436	271	707
Balance at December 31, 2022	$873	$271	$1,144
Depreciation	109	202	311
Balance at March 31, 2023	$982	$473	$1,455
Net Book Value
At December 31, 2022	$3,493	$3,770	$7,263
At March 31, 2023	$3,384	$3,617	$7,001

7) Mine properties, plant and equipment

At March 31, 2023 and December 31, 2022, the Company's economic interest in the Maracás Menchen Mine totaled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral ("CBPM") owned by the state of Bahia. CBPM retains a 3% net smelter royalty ("NSR") in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, Anglo Pacific Plc receives a 2% NSR in the Maracás Menchen Mine.

	Office and Computer Equipment	Vehicles	Mine Properties	Buildings, Plant and Equipment	Construction In Progress	Total
Cost
Balance at December 31, 2021	$3,968	$243	$94,477	$163,234	$5,113	$267,035
Additions	2,530	61	7,147	6,788	27,575	44,101
Disposals	(152)	-	-	(4,205)	-	(4,357)
Reclassifications	-	-	-	3,523	(3,523)	-
Effects of changes in foreign
exchange rates	42	17	4,831	10,963	259	16,112
Balance at December 31, 2022	$6,388	$321	$106,455	$180,303	$29,424	$322,891
Additions	105	-	6,624	88	6,742	13,559
Reclassifications	-	-	-	14	(14)	-
Effects of changes in foreign
exchange rates	17	8	2,354	4,624	1,048	8,051
Balance at March 31, 2023	$6,510	$329	$115,433	$185,029	$37,200	$344,501

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2023 and 2022	7

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Office and Computer Equipment	Vehicles	Mine Properties	Buildings, Plant and Equipment	Construction In Progress	Total
Accumulated Depreciation
Balance at December 31, 2021	$508	$243	$32,450	$87,175	$-	$120,376
Depreciation	1,198	5	4,701	18,270	-	24,174
Disposals	(152)	-	-	(4,205)	-	(4,357)
Effects of changes in foreign
exchange rates	21	17	1,595	5,828	-	7,461
Balance at December 31, 2022	$1,575	$265	$38,746	$107,068	$-	$147,654
Depreciation	302	3	1,389	4,768	-	6,462
Effects of changes in foreign
exchange rates	11	7	829	2,965	-	3,812
Balance at March 31, 2023	$1,888	$275	$40,964	$114,801	$-	$157,928
Net Book Value
At December 31, 2022	$4,813	$56	$67,709	$73,235	$29,424	$175,237
At March 31, 2023	$4,622	$54	$74,469	$70,228	$37,200	$186,573

Of the additions noted above, $13,473 related to the Mine Properties segment (year ended December 31, 2022 − $36,556) and $85 related to Largo Clean Energy (year ended December 31, 2022 − $3,599).

8) Accounts payable and accrued liabilities

	March 31,	December 31,
	2023	2022
Accounts payable	$18,064	$20,459
Accrued liabilities	3,938	3,122
Accrued financial costs	1,545	287
Other taxes	1,743	3,092
Total	$25,290	$26,960

Current	$25,005	$26,634
Non-current	285	326
Total	$25,290	$26,960

9) Debt

	March 31,	December 31,
	2023	2022
Total debt	$65,000	$40,000

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2023 and 2022	8

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

		Cash flows
	December 31,			March 31,
	2022	Proceeds	Repayment	2023
Total debt	$40,000	$25,000	$-	$65,000
Total liabilities from financing activities	$40,000	$25,000	$-	$65,000

		Cash flows
	December 31,			December 31,
	2021	Proceeds	Repayment	2022
Total debt	$15,000	$55,000	$(30,000)	$40,000

Credit facilities

In April 2022, the Company repaid in full its $15,000 working capital facility. At the same time, the Company secured a new working capital facility with a bank in Brazil. This facility was fully drawn down and proceeds of $15,000 were received. This facility was originally due to be repaid as a lump sum payment in April 2023, together with accrued interest at a rate of 3.65% per annum. The facility was repaid in full in December 2022.

In October 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. The facility is for three years, with equal principal repayments due after 18, 24, 30 and 36 months. In addition to a fee of 0.7%, accrued interest at a rate of 8.33% p.a. is to be paid every six months.

In December 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. The facility is for three years, with equal principal repayments due semi-annually after a grace period of 360 days. In addition to a fee of 0.70%, accrued interest at a rate of 8.20% p.a. is to be paid every six months.

In January 2023, the Company secured a two-year debt facility of $15,000, bearing interest at 6.85% per annum. Payments are due quarterly with principal repayments starting after a grace period of 180 days. Also in January 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.36% per annum and an initial fee of 0.70%. Payments are due semi-annually with principal repayments starting after a grace period of 360 days.

10) Issued capital

a) Authorized

Unlimited common shares without par value.

b) Issued

	Three months ended		Year ended
	March 31, 2023		December 31, 2022
	Number of		Number of
	Shares	Cost	Shares	Cost
Balance, beginning of the period	64,006	$411,646	64,727	$415,982
Exercise of warrants (note 11)	-	-	10	124
Exercise of stock options (note 11)	-	-	36	320
Exercise of restricted share units (note 11)	25	311	106	1,308
Share repurchase	-	-	(873)	(6,088)
Balance, end of the period	64,031	$411,957	64,006	$411,646

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2023 and 2022	9

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

11) Equity reserves

	RSUs		Options				Warrants
					Weighted				Weighted
					average				average
					exercise				exercise		Total
	Number	Value	Number		price	Value	Number		price	Value	value
December 31, 2021	216	$1,551	889	C$	12.78	$4,857	1,832	C$	11.78	$11,406	$17,814
Share-based payments	-	564	-		-	1,714	-		-	-	2,278
Granted	111	640	363		11.79	359	-		-	-	999
Exercised	(123)	(1,308)	(36)		(6.70)	(133)	(10)		(11.50)	(34)	(1,475)
Expired	-	-	-		-	-	(1,480)		-	(4,573)	(4,573)
Forfeited	(4)	(7)	(208)		(13.23)	(898)	-		-	-	(905)
December 31, 2022	200	$1,440	1,008	C$	12.55	$5,899	342	C$	13.00	$6,799	$14,138
Share-based payments	-	215	-		-	181	-		-	-	396
Granted	-	-	34		8.04	78	-		-	-	78
Exercised	(37)	(311)	-		-	-	-		-	-	(311)
Forfeited	(83)	(644)	(403)		(12.21)	(1,651)	-		-	-	(2,295)
March 31, 2023	80	$700	639	C$	12.51	$4,507	342	C$	13.00	$6,799	$12,006

During the three months ended March 31, 2023, the Company recognized a net share-based payment expense recovery related to the forfeiture and vesting of stock options and RSUs granted to the Company's directors, officers, employees and consultants of $1,342 (three months ended March 31, 2022 - expense of $810). The total share-based payment amount was charged to operations.

a) RSUs

During the three months ended March 31, 2022, the Company granted 111 RSUs to officers and employees of the Company. These RSUs vest over time, with one-third vesting during each of the years ended 2022, 2023 and 2024.

b) Stock options

			Weighted	Weighted	Weighted
			average	average	average
	No.	No.	remaining	exercise	grant date
Range of prices	outstanding	exercisable	life (years)	price	share price
C$ 6.70 - 10.00	355	332	3.3	C$ 6.94	C$ 6.94
15.01 - 20.00	223	103	3.6	17.32	17.32
20.01 - 25.00	29	29	0.4	24.00	24.00
30.01 - 30.40	32	32	0.8	30.40	30.40
	639	496		C$ 12.51

During the three months ended March 31, 2023, the Company granted 34 (year ended December 31, 2022 - 363) stock options with a weighted average exercise price of C$8.04. The chart below details the inputs to the Black-Scholes model used in determining the fair value of the options granted during the year (with 0% dividend yield and 0% expected forfeiture rate).

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2023 and 2022	10

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Three months ended
	March 31, 2023	March 31, 2022
Risk-free interest rate	3.13%	1.62%
Expected volatility	68.58%	75.50%
Expected life of options	5	5
Fair value on grant date	$4.75	$6.93
Exercise price	$8.04	$11.22
Number of options granted (000)	34	54
Expiry	01/12/28	01/20/27

Options vest in equal installments of one-third on the anniversary date of the grant. The remaining weighted average contractual life of options outstanding at March 31, 2023 was 3.1 years (December 31, 2022 - 2.7 years).

c) Warrants

							Expected	Risk-free
No.	No.	Grant	Expiry	Exercise	Expected	Expected	dividend	Interest
outstanding	exercisable	Date	Date	price	volatility	life (years)	yield	rate
342	342	12/07/20	12/08/25	C$ 13.00	88%	5.00	0%	0%
342	342			C$ 13.00

12) Earnings (loss) per share

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 1,061 for the three months ended March 31, 2023 (three months ended March 31, 2022 - 2,884).

13) Taxes

a) Tax expense

	Three months ended
	March 31,	March 31,
	2023	2022
Income tax expense	$(333)	$(602)
Deferred income tax expense	(1,589)	(2,166)
Total	$(1,922)	$(2,768)

b) Changes in deferred tax assets and liabilities

	Three months
	ended	Year ended
	March 31,	December 31,
	2023	2022
Net deferred income tax asset, beginning of the period	$4,596	$3,343
Deferred income tax (expense) recovery	(1,589)	1,423
Effect of foreign exchange	28	(170)
Net deferred income tax asset, end of the period	$3,035	$4,596

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2023 and 2022	11

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	March 31,	December 31,
	2023	2022
Deferred income tax asset	$3,035	$4,596
Net deferred income tax asset	$3,035	$4,596

14) Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The remuneration of directors and other members of key management personnel during the period was as follows:

	Three months ended
	March 31,	March 31,
	2023	2022
Short-term benefits	$1,090	$634
Share-based payments	129	683
Total	$1,219	$1,317

Refer to note 16 for additional commitments with management.

15) Segmented disclosure

The Company has six operating segments: sales & trading, mine properties, corporate, exploration and evaluation properties ("E&E properties") (included as part of inter-segment transactions & other), Largo Clean Energy and Largo Physical Vanadium. Corporate includes the corporate team that provides administrative, technical, financial and other support to all of the Company's business units, as well as being part of the Company's sales structure.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2023 and 2022	12

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
				Largo	Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Three months ended March 31, 2023
Revenues	$50,434	$38,582	$38,771	$-	$-	$(70,366)	$57,421
Operating costs	(47,927)	(34,189)	(37,656)	-	-	73,841	(45,931)
Professional, consulting and management fees	(446)	(844)	(1,687)	(2,402)	(160)	-	(5,539)
Foreign exchange gain (loss)	54	252	87	(9)	33	-	417
Other general and administrative expenses	(173)	(428)	(1,216)	(1,432)	80	(104) [1]	(3,273)
Share-based payments	-	-	1,342	-	-	-	1,342
Finance costs	(9)	(1,397)	(4)	(14)	(1)	(1) [1]	(1,426)
Interest income	1	517	194	-	-	-	712
Technology start-upcosts	-	-	-	(2,768)	-	(1) [1]	(2,769)
Exploration and evaluation costs	-	(237)	-	-	-	(2) [2]	(239)
	(48,500)	(36,326)	(38,940)	(6,625)	(48)	73,733	(56,706)
Net income (loss) before tax	1,934	2,256	(169)	(6,625)	(48)	3,367	715
Income tax expense	(266)	(67)	-	-	-	-	(333)
Deferred income tax expense	(157)	(1,056)	(376)	-	-	-	(1,589)
Net income (loss)	$1,511	$1,133	$(545)	$(6,625)	$(48)	$$3,367	(1,207)
Revenues (after inter-segment eliminations)	$48,857	$7,075	$1,489	$-	$-	$-	$57,421
At March 31, 2023
Total non-current assets	$1,461	$159,201	$19,896	$11,206	$23,934	$4,011	$219,709
Total assets	$78,669	$279,692	$105,797	$16,678	$27,106	$(125,498)[3]	$382,444
Total liabilities	$50,728	$95,920	$76,082	$6,360	$305	$(123,837)[4]	$105,558

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $(129,533) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $4,035 and E&E properties total assets of $0.

4. Inter-segment transaction elimination of $(123,881) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $44.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2023 and 2022	13

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
				Largo	Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Three months ended March 31, 2022
Revenues	$34,150	$36,866	$31,028	$-	$-	$(59,356)	$42,688
Operating costs	(31,948)	(26,813)	(29,891)	-	-	59,694	(28,958)
Professional, consulting and management fees	(493)	(1,036)	(1,890)	(2,313)	(184)	-	(5,916)
Foreign exchange (loss) gain	(26)	(1,707)	280	(3)	(11)	-	(1,467)
Other general and administrative expenses	(111)	(267)	(418)	(843)	(15)	(1) [1]	(1,655)
Share-based payments	-	-	(810)	-	-	-	(810)
Finance costs	(6)	(149)	(3)	(18)	-	(1) [1]	(177)
Interest income	-	144	40	-	-	-	184
Technology start-up costs	-	-	-	(2,836)	-	(134) [1]	(2,970)
Exploration and evaluation costs	-	(103)	-	-	-	(2) [2]	(105)
	(32,584)	(29,931)	(32,692)	(6,013)	(210)	59,556	(41,874)
Net income (loss) before tax	1,566	6,935	(1,664)	(6,013)	(210)	200	814
Income tax expense	(146)	(456)	-	-	-	-	(602)
Deferred income tax
expense	(47)	(1,848)	(271)	-	-	-	(2,166)
Net income (loss)	$1,373	$4,631	$(1,935)	$(6,013)	$(210)	$200	$(1,954)
Revenues (after inter-segment eliminations)	$34,150	$8,224	$314	$-	$-	$-	$42,688
At December 31, 2022
Total non-current assets	$934	$148,508	$20,525	$12,389	$15,344	$3,906	$201,606
Total assets	$73,874	$250,926	$90,770	$15,941	$27,086	$(102,847)[4]	$355,750
Total liabilities	$56,566	$72,842	$53,373	$5,092	$374	$(107,051)[5]	$81,196

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $(106,773) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $3,924 and E&E properties total assets of $2.

4. Inter-segment transaction elimination of $(107,225) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $174.

16) Commitments and contingencies

At March 31, 2023, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $1,769 and all payable within one year. These contracts also require that additional payments of up to approximately $2,655 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2023 and 2022	14

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The annual quantity to be delivered to the Company in 2023 is 220 tonnes of V2O5, with the Company having a right of first refusal over additional amounts.

The Company is committed to the purchase of 60 tonnes per month of V2O5 from third parties for the remainder of 2023.

The Company's Largo Clean Energy business is required to pay a royalty of 7.5% of the net sales price of each VRFB which contains a manufactured licensed product or uses or transfers a licensed product on or after January 1, 2022. In April 2023, this was amended so that Largo Clean Energy will be required to pay a royalty of $120 per kilowatt capacity of a licensed product until such time as the licensed patents expire or are abandoned, and $60 per kilowatt thereafter. Refer to note 7 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between December 31, 2023 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $355, including $225 due within one year.

At the Company's Maracás Menchen Mine and at Largo Clean Energy, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of March 31, 2023 of $9,411.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. During the year ended December 31, 2022, the Company received a ruling regarding one such proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees. At March 31, 2023, the Company recognized a provision of R$27,106 ($5,335) in the current portion of provisions (December 31, 2022 - $5,076). The Company is awaiting a further ruling from a higher court in Brazil.

The Company and its subsidiaries are party to legal proceedings regarding labour matters. A provision was recorded at December 31, 2022 for such proceedings in Brazil in an amount of R$1,223 ($234). At March 31, 2023, the provision recognized was R$1,223 ($241).

The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations.

17) Financial instruments

Financial assets and financial liabilities at March 31, 2023 and December 31, 2022 were as follows:

	March 31,	December 31,
	2023	2022
Cash	$61,575	$54,471
Restricted cash	734	470
Trade and other receivables	30,421	18,313
Accounts payable and accrued liabilities (including non-current)	25,290	26,960
Total debt	65,000	40,000

Restricted cash refers to cash amounts the Company was required to place on deposit. Refer to the liquidity risk discussion below regarding liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2023 and 2022	15

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

 a) Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts for trade receivables, amounts receivable and accounts payable and accrued liabilities in the condensed interim consolidated statements of financial position approximate fair values because of the limited term of these instruments. Cash and restricted cash are classified as FVTPL and included in level 1. The debt facilities were secured at interest rates consistent with the rates seen at March 31, 2023 and thus the carrying amount of debt approximates fair value.

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2022. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

b) Credit risk

The Company's maximum amount of credit risk is attributable to cash, restricted cash and amounts receivable.

The Company minimizes its credit risk with respect to cash by placing its funds on deposit with the highest rated banks in Canada, Ireland, the U.S. and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Sales to customers outside of Brazil are protected either by the Company's credit insurance policies, which establishes credit limits for each customer, or by the Company requiring letters of credit or up-front payment prior to delivery occurring.

Of the total trade receivables balance of $30,299, $10,337 relates to customers in Brazil, which are not covered by the Company's credit insurance policies. The ratings for these companies range from AA to AAA. The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure expected credit losses, trade receivables are grouped based on risk characteristics and due dates. At March 31, 2023, no amounts are past due and in the three months ended March 31, 2023, the Company has not experienced any credit losses. At March 31, 2023, the loss allowance for trade receivables was determined to be $nil (December 31, 2022 - $nil), with any movement recognized as a component of finance costs (note 19). There have been no write offs of trade receivables.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2023 and 2022	16

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

c) Liquidity risk

The following table details the Company's expected remaining contractual cash flow requirements at March 31, 2023 for its financial liabilities with agreed repayment periods.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities (note 8)	$25,005	$-	$285	$-
Debt (note 9)	-	9,000	56,000	-
Operating and purchase commitments	10,408	997	87	41
Total	$35,413	$9,997	$56,372	$41

The Company's principal sources of liquidity are its cash flows from operating activities and cash of $61,575 (December 31, 2022 - $54,471). Refer to note 16 for other commitments and contingencies.

d) Market risk

Interest rate risk

The Company's interest rate exposure is limited to that portion of its debt that is subject to floating interest rates. At March 31, 2023, the Company had no debt that is subject to floating interest rates and does not have any exposure to floating interest rates.

Foreign currency risk

At March 31, 2023, the Company's outstanding debt is 100% denominated in U.S. dollars (December 31, 2022 - 100% U.S. dollar denominated).

The impact of fluctuations in foreign currency on cash and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At March 31, 2023, the Company's U.S. dollar functional currency entities had cash denominated in Canadian dollars, Euros and Swiss francs and the Company's Brazilian real functional currency entities had cash and debt denominated in U.S. dollars.

A 5% change in the value of the Canadian dollar, the Euro and the Swiss franc relative to the U.S. dollar would affect the value of these cash balances at March 31, 2023 by approximately $182. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $165.

Price risk

The Company does not have any financial instruments with significant exposure to price risk.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2023 and 2022	17

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

18) Revenues

	Three months ended
	March 31,	March 31,
	2023	2022
V2O5 revenues
Produced products	$34,526	$21,814
Purchased products	2,528	386
	37,054	22,200
V2O3 revenues
Produced products	$1,483	$-
Purchased products	1,155	-
	2,638	-
FeV revenues
Produced products	$17,428	$19,028
Purchased products	301	1,460
	17,729	20,488

Vanadium sales from contracts with customers	$57,421	$42,688

19) Expenses

	Three months ended
	March 31,	March 31,
	2023	2022
Finance costs:
Interest expense and fees	$1,351	$117
Interest on lease liabilities	14	18
Accretion	61	42
	$1,426	$177
Operating costs:
Direct mine and production costs	$28,419	$17,560
Conversion costs	1,918	1,847
Product acquisition costs	4,178	1,550
Royalties	2,445	2,026
Distribution costs	1,447	1,455
Depreciation and amortization	7,251	4,305
Iron ore costs	273	215
	$45,931	$28,958

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2023 and 2022	18